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                 March 16, 2022

       Robert Ang, M.B.B.S.
       President and Chief Executive Officer
       Vor Biopharma Inc.
       100 Cambridgepark Drive
       Suite 101
       Cambridge, Massachusetts 02140

                                                        Re: Vor Biopharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 14,
2022
                                                            File No. 333-263541

       Dear Mr. Ang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Richard Segal